Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

November 15, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on November 15, 2024 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

November 15, 2024

SCHEDULE “A”

DIGIHOST ANNOUNCES $31.4M IN YTD REVENUE, REPRESENTING A 104% YOY INCREASE

Houston, TX– November 15, 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative energy infrastructure company that develops cutting-edge data centers, is pleased to provide a summary of the Company’s unaudited financial results for the third quarter ended September 30, 2024 (all amounts in U.S. dollars, unless otherwise indicated) and a 2024 year-to-date update on its operations. The Company’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the nine-month period ended September 30, 2024 have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR+ at www.sedarplus.ca and also on EDGAR at www.sec.gov/edgar.

Comparative Financial Highlights for the Three-Month Period Ended and as at September 30, 2024:

●	Revenue of $9.2 million for the three-month period ended September 30, 2024, compared to $5.4 million for the three-month period ended September 30, 2023, representing an increase of 71%, as the Company has significantly diversified its revenue verticals through various colocation agreements and the sale of energy;

●	Digital currencies of $4.9 million, and total current assets of $6.7 million;

●	The Company ended the quarter with a positive Net Working Cash flow of approximately $1 million.

Comparative Financial Highlights for the Nine-Month Period Ended September 30, 2024:

●	Revenue of $31.4 million for the nine-month period ended September 30, 2024, compared to $15.3 million for the nine-month period ended September 30, 2023, representing an increase of 104%, as the Company has significantly diversified its revenue verticals through various colocation agreements and the sale of energy;

●	Revenue from the sale of energy increased by approximately 128% compared to the nine-month period ended September 30, 2023;

●	EBITDA* of $5.5 million for the nine months ended September 30, 2024. This represents a nearly 350% increase compared to the nine-month period ended September 30, 2023.

	Nine Months Ended
(U.S.$ in thousands except share and per share data)	September 30, 2024	September 30, 2023
Revenue from Digital Currency Mining	10,318	13,522
Revenue from Colocation Services	10,714	-
Revenue from Sale of Electricity	6,283	-
Revenue from Sale of Energy	4,050	1,779
Total Revenue		15,332
Cost of Revenue	(25,511)	(10,515)
Depreciation and Amortization	(11,790)	(9,732)
Miner Lease & Hosting Agreement	-	(791)
Gross loss	(5,936)	(5,707)
General and administrative and other expenses	(3,091)	(3,727)
Foreign exchange	1,127	(101)
Gain on disposition of cryptocurrencies	229	802
Change in FV of loan payable	(20)	(144)
Other Income (expense)	14	90
Change in fair value - Miner Lease Agreement	-	(268)
Share based compensation	(1,267)	(1,217)
Gain on Revaluation of Digital Currencies	251	23
Operating loss	(8,692)	(10,250)
Revaluation of warrant liabilities	2,380	(1,756)
Net financial expenses	(22)	(195)
Net income (loss) before income taxes	(6,334)	(12,200)
Income tax expense	-	-
Net income (loss) for the year	(6,334)	(12,200)
Foreign currency translation adjustment	(1,091)	104
Revaluation of digital currency, net of tax	-	-
Total comprehensive loss for the year	(7,424)	(12,096)
Basic and diluted income (loss) per share	(0.21)	(0.43)
Weighted average number of subordinate voting shares outstanding – diluted	29,929,917	28,525,059

* EBITDA – NON-IFRS MEASURE

EBITDA is a non-IFRS financial measure and should be read in conjunction with and should not be viewed as an alternative to or replacement of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and in the table below.

The following table provides a reconciliation of net income to EBITDA for the fiscal periods ended September 30, 2024 and 2023:

	Nine months ended
	2024	2023
	$	$
Income (loss) before other items	(6,333,643)	(12,200,349)
Taxes and Interest	22,041	194,971
Depreciation	11,789,865	9,732,088
EBITDA	5,478,263	(2,273,290)

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 100MW of available power, and Digihost is mining at a hash rate of 3 EH/s. The Company experienced significant growth within its colocation services segment, which now serves as the Company’s largest revenue segment. During the quarter, the Company completed maintenance at its flagship North Tonawanda power plant to increase long-term efficiency. The Company expects to bring the plant back to full operational power in the fourth quarter of 2024.

Outlook

Digihost remains focused on expanding its power portfolio and maximizing the optimal use of its energy resources. The Company has now produced more revenue year-over-year through its colocation services than digital mining, and it expects to continue to expand the portion of its revenue from colocation services in the future. Through colocation with some of the world’s largest mining companies, the Company will have access to the latest generation of miners, retaining its cutting-edge efficiency and low cost of mining production without the downside associated with mining outright (e.g., significant capital expenditure outlay and accelerated depreciation). This strategy lets the Company focus its investment and assets upstream on power development and production. This strategy is designed to aid the Company in expanding its MW footprint significantly in 2025, with the goal of achieving an expected hash rate of 6-7 EH in 2026.

Simultaneously, with the growth of the Company’s power portfolio, the Company looks forward to converting portions of its existing asset base into tier-3 data center infrastructure in the coming months. Leveraging its established electrical infrastructure, regulatory expertise, and customer relationships, Digihost anticipates that this conversion will reduce both costs and timelines relative to industry standards, providing a distinct competitive edge.

About Digihost

Digihost is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Digihost Investor Relations

www.digihostpower.com

T: 888-474-9222

Email: ir@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed in the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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